File #82-666
Rule 12g3-2(b)



British Columbia Securities Commission

03 APR 11 AM 7:21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Pr[illegible] information requested on this for[illegible] and used for the purpose of administering [illegible] e collection or use of this informat[illegible] Financial Reporting (604-899-6729), PO E[illegible] Georgia Street, Vancouver BC V7Y 1L2. [illegible]-373-5393



03050931

INCORPORATED AS PART OF:

X Schedule A

X Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR THE THIRD QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**January 31, 2003**	**2003**	**03**	**27**

SUPPL

ISSUER'S ADDRESS
Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
G. Stewart	**Director**	**1 800 856 3966**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.
Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"George Stewart"	**George O.M. Stewart**	2003	03	27
"E.Clements"	**E. Clements**	2003	03	27

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

dlw 6/2

KETTLE RIVER RESOURCES LTD.
Balance Sheet
January 31, 2003 and April 30, 2002

	January 31, 2003 (Unaudited)	April 30, 2002 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and term deposits	**$ 85,488**	$ 53,652
Accrued interest and other amounts receivable	**1,025**	4,109
Marketable securities (Note 3)	**3,791**	3,884
Prepaid expenses	**3,056**	3,327
	93,360	64,972
Investments (Note 4)	**85,753**	132,803
Capital assets (Note 5)	**96,646**	101,067
Mineral Properties (Note 6)	**3,450**	1,640,345
	$ 279,209	$ 1,939,187
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**109,385**	11,890
Shareholders' and director's loans (Note 8)	**20,670**	39,368
	130,055	51,258
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,178,006**	8,155,506
Deficit	**(8,028,852)**	(6,267,577)
Nature of operations (Note 1)	**149,154**	1,887,929
	$ 279,209	$ 1,939,187

Approved on Behalf of the Board:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director



KETTLE RIVER RESOURCES LTD.
Statements of Operations and Deficit
(Unaudited)

	Three month quarter ended January 31,		Nine months ended January 31,	
	2003	2002	**2003**	2002
EXPLORATION COSTS	**$ 25,605**	$ 23,203	**$72,707**	$69,462
Capitalized to deferred exploration	**Nil**	(23,203)	**Nil**	(69,462)
Property investigation costs	**Nil**	9,013	**5,005**	20,779
	25,605	9,013	**77,712**	20,779
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**14,749**	4,499	**25,978**	19,754
Advertising, promotion & printing	**993**	2,168	**3,038**	5,633
Amortization	**460**	552	**1,381**	1,657
Licenses, insurance & fees	**2,438**	4,777	**13,394**	15,004
Logging expenses	**15,269**	Nil	**22,429**	Nil
Management, Salary & wages (net of recoveries)	**4,222**	17,698	**30,463**	55,622
Office & sundry	**972**	685	**6,841**	4,656
Office building expenses	**1,570**	1,061	**4,894**	4,727
Telephone	**451**	140	**1,157**	992
Travel and accommodation	**1,869**	770	**3,090**	3,122
	42,993	32,350	**112,665**	111,167
Less Interest – US Exchange adjustment	**30**	(15)	**356**	6,353
Less Income – Sale of Timber	**109,372**	Nil	**109,372**	Nil
Gain (Loss) before other items	**40,804**	(41,378)	**(80,649)**	(125,593)
OTHER ITEMS				
Equity in loss - Investments	**(7,436)**	(2,288)	**(15,437)**	(8,826)
Write (down) up of marketable securities	**Nil**	14,429	**(93)**	17,202
Write down of investments	**Nil**	Nil	**(27,888)**	Nil
Loss on sale of marketable securities	**Nil**	(15,033)	**Nil**	(26,319)
Mineral Properties written off	**Nil**	(48,895)	**(1,637,208)**	(48,895)
Net Gain (Loss) for the period	**33,368**	(93,165)	**(1,761,275)**	(192,431)
Deficit, beginning of period	**(8,062,220)**	(4,654,400)	**(6,267,577)**	(4,555,134)
Deficit, end of period	**(8,028.852)**	(4,747,565)	**(8,028,852)**	(4,747,565)
Loss per share	**0.01**	(0.02)	**(0.35)**	(0.04)
Weighted average number of Shares outstanding	**5,097,611**	4,597,611	**5,097,611**	4,597,611

See accompanying notes to financial statements.



KETTLE RIVER RESOURCES LTD.
Statement of Cash Flows
(Unaudited)

	Three month ended January 31		Nine month ended January 31	
	2003	2002	**2003**	2002
	$	**$**	**$**	**$**
Cash Flows from Operating Activities				
Loss for the period	**33,368**	(93,165)	**(1,761,275)**	(192,431)
Add: Items not involving cash				
Amortization	**1,474**	552	**4,421**	1,657
Equity loss –New Nadina	**7,435**	2,288	**15,437**	8,826
Write down (up) of marketable securities	**Nil**	(14,429)	**93**	(17,202)
Write down of investments	**Nil**		**27,888**	
Loss on sale of marketable securities	**Nil**	15,034	**Nil**	26,319
Mineral Properties – DHK investment written off	**Nil**		**132,359**	
Mineral Properties – written off	**Nil**	48,895	**1,504,849**	48,895
	42,277	(40,825)	**(76,228)**	(123,936)
Changes in non-cash working capital items:				
Decrease (Increase) in prepaid amounts	**(2,485)**	956	**271**	832
Decrease (Increase) in accounts receivable	**4,919**	2,410	**3,084**	23,608
Increase in amounts due to directors	**(56,931)**	12,301	**(18,698)**	13,108
Increase (Decrease) in accounts payable	**89,781**	4,232	**97,495**	(53,057)
	77,561	(20,926)	**5,924**	(139,445)
Cash Flows from Financing Activities				
Shares issued for cash	**Nil**	Nil	**22,500**	Nil
Share issue costs	**Nil**	Nil	**Nil**	Nil
	Nil	Nil	**22,500**	Nil
Cash Flows from Investing Activities				
Proceeds on sale of marketable securities	**Nil**	34,317	**Nil**	52,183
Decrease (increase) in investments	**(1,855)**	2,410	**3,725**	(10,096)
Acquisition of mineral property	**Nil**	Nil	**(313)**	Nil
Exploration expenditures	**Nil**	(22,020)	**Nil**	(65,912)
	(1,855)	14,707	**3,412**	(23,825)
Increase In Cash	**75,706**	(6,219)	**31,836**	(163,269)
Cash, Beginning of period	**9,782**	70,595	**53,652**	227,645
Cash, End of period	**85,488**	$ 64,376	**85,488**	$ 64,376
Income taxes paid	**Nil**	Nil	**Nil**	Nil
B.C. mining exploration tax credit received	**Nil**	Nil	**Nil**	24,061
Amortization of capital assets to mineral properties	**$1,013**	$ 1,184	**$3,040**	$ 3,551

See accompanying notes to financial statements.



KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
Nine month period

1. NATURE OF OPERATIONS
The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

2. CHANGE IN ACCOUNTING POLICY
The Company previously deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. It has not been determined whether the Company's properties contain mineral reserves that are economically recoverable. Therefore, commencing with the current period, it was decided, in order to adopt a more appropriate method of presentation, to write-off all previous and current exploration costs and substantially all acquisition costs as incurred. The effect of these write-offs is set out in Note 6. It is anticipated that all future exploration costs will be expensed when incurred. This change in accounting policy has not for the purposes of these interim financial statements, been applied retroactively as management feels that the prospective application adopted is more meaningful to readers of these financial statements.

In all other respects, these interim financial statements follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements.

3. MARKETABLE SECURITIES

	January 31, 2003	April 30, 2002
Securities of public companies- Cost	$79,406	$ 79,406
Write down to market value	(75,615)	(75,522)
Value - Lowest Recorded Market Price	$ 3,791	$ 3,884

4. INVESTMENTS

	January 31, 2003	April 30, 2002
New Nadina Explorations Limited (1)		
Cost	$ 426,126	$ 426,126
Equity in losses	(99,359)	(83,922)
Write down	(244,481)	(216,593)
Advances	3,466	7,192
	$ 85,752	$ 132,803
Westquest Minerals Corp. (2)		
160,000 common shares at cost	nil	40,031
Write down	nil	(40,031)
	nil	Nil
	$ 85,752	$ 132,803

(1) The investment in New Nadina Explorations Limited, a public company, has been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation. The Company on January 31, 2003 owned 1,794,432 shares representing 14.86% ownership (April 30, 2002 – 1,794,432 representing 15.3% ownership.) The investment value was written down by $27,888 at October 31, 2002 to account for the quoted market value of the common shares.

(2) The company holds 160,000 common shares in Westquest Minerals Corp., a private company formed for the purpose of undertaking mineral property exploration in Nevada. There is presently no quoted market value available for this investment.



KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS
Nine month period

5. CAPITAL ASSETS

	RATE	Cost	Accumulated Amortization	January 31, 2003 Net Book Value	April 30, 2002 Net Book Value
Land		$ 15,000	Nil	$ 15,000	$ 15,000
Paving	8%	5,460	$ 2,264	3,196	3,401
Buildings	4%-5%	110,401	41,143	69,258	71,472
Mining equipment	30%	126,765	123,443	3,322	4,286
Office equipment	20%	53,972	48,122	5,850	6,882
Trailer	30%	21,861	21,845	16	21
Automobiles	30%	5,417	5,413	4	5
		$ 338,876	$ 242,230	$ 96,646	$ 101,067

6. MINERAL PROPERTIES Investment and Expenditures

Exploration Expenditures by Property

	Greenwood Area	DHK NWT	Sask. 50%	Skylark 50%	Naket 50%	Nine Months ended January 31, 2003
Amortization	$ 2,749	$ 213	$	$	$ 78	$ 3,040
Assaying	163					163
Assessment & Filing fees	3,473					3,473
Direct charges - office	10,260	5,720		160		16,140
Exploration programs	19,243	249			1,510	21,002
Field supplies	148					148
Legal & Miscellaneous	367	3,632				3,999
Property Costs		12,500				12,500
Roadwork/Reclamation	669					669
Storage-equipment	6,329					6,329
Taxes	1,594		74			1,668
Travel & Accommodation	423	3,154				3,577
Total:	$ 45,418	$ 25,468	$ 74	$ 160	$ 1,588	$ 72,708

	Balance April 30, 2002	Additions	Current period (write-downs)	Balance January 31, 2003
Deferred Exploration Expenditures				
Greenwood Area - BC	$ 954,096		$ (954,096)	$ Nil
DHK Diamonds Inc. - NWT	285,997		(285,997)	Nil
Skylark - BC	9,162		(9,162)	Nil
Saskatchewan/BC	Nil		Nil	Nil
Naket – Nunavut	105,089		(105,089)	Nil
Deferred Exploration	1,354,344		(1,354,344)	Nil
Acquisition Costs				
Greenwood Area	124,618		(124,617)	1
DHK Diamonds Inc. - NWT	3,134	313		3,447
Skylark - BC	3,199		(3,198)	1
Saskatchewan/BC	Nil		Nil	Nil
Naket - Nunavut	22,691		(22,690)	1
	153,642		(150,505)	3,450
Investment in DHK Resources Ltd.	132,359		(132,359)	Nil
Deferred Acquisition & Investment	286,001		(282,864)	3,450
Total Mineral Properties Deferred:	$ 1,640,345	$ 313	$ (1,637,208)	$ 3,450



KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
Nine month period

7. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b)

Issued	January 31, 2003	
	No. of Shares	Consideration
Opening balance	5,203,611	$ 8,854,360
Less treasury shares at cost	(256,000)	(698,854)
April 30, 2002	**4,947,611**	**$ 8,155,506**
Options exercised July 26, 2002	150,000	22,500
Balance January 31, 2003	**5,097,611**	**$ 8,178,006**

Warrants	Number	Price/share	Value	Expiry
Issued March 5, 2001	200,000	$0.50		Expired
Expired July 16, 2002	(200,000)			
Issued Feb. 28, 2002	350,000	$0.15	$52,500	Feb 4, 2004
Balance:	**350,000**			

Options	Issued	Exercise price	Expiry
Directors	205,000	$ 0.15	Mar. 11, 2003
Exercised July 26, 2002	(125,000)		
Director	100,000	$ 0.15	Jan. 10, 2006
Exercised July 26, 2002	(25,000)		
Employees	25,000	$ 0.15	Mar. 11, 2003
Balance:	**180,000**		

8. RELATED PARTY TRANSACTIONS AND ADVANCES FROM DIRECTORS AND SHAREHOLDERS:

Advances from directors and shareholders are unsecured and do not bear interest. Transactions in the normal course of business with directors, companies controlled by directors or officers of companies by whom a director is employed or is a partner are negotiated in the best interests of the Company at arms length market terms. These items for the nine months ended January 31, 2003 are as follows:

- A director was paid a total of $1,800 for telephone and office to offset expenses incurred in conducting company affairs,
- $54,000 in wages plus $1,912.50 for exploration equipment and sample storage facilities and was paid to a director who is an employee and carries out office management, administration, investor relations, secretarial duties including bookkeeping, and assists with exploration related tasks,
- $25,450 was paid to a director who is also the president of the Company, provides geological and exploration services, exploration management, and administrative services plus $6,002.50 for equipment use and storage facilities for Company owned exploration equipments and samples,
- Two separate law firms were paid a total of $1,681 during the time that a director was a partner or an associate.
- During the period a total of $5,920 was recovered from a related company to offset office and secretary expenses.
- $1,000 was paid for consulting accounting services to the Chief Financial Officer.

9. DIRECTORS AND/OR OFFICERS AT March 27, 2003:

George O.M. Stewart, Director, President & CEO
Ellen Clements, Director
Gerald H. Rayner, Director



File #82-666
Rule 12g3-2(b)

Report date: March 27, 2003

SCHEDULE B

Kettle River Resources Ltd.
Form 51-901F Quarterly Reports
Third Quarter ended January 31, 2003

1. Analysis of expenses and deferred costs –

(a) Exploration expenditures – Refer to Note 6 of financial statements (Schedule A)

	Nine months ended January 31, 2003	3 month period Nov 1 to Jan 31	Six months to October 31, 2002
Property Investigations costs	**$ 5,005**	**Nil**	**$ 5,005**
Equipment Expenses	1,999		1,999
Professional– research, property reviews	1,000		1,000
Exploration wages	400		400
Travel & Living Out	1,515		1,515
Freight, Field office expenses, fees, & assays	91		91
Exploration Program Costs	**$21,002**	**$1,978**	**$ 19,024**
Equipment Costs—prospecting-physical work	1,784		1,784
Wages - exploration	1,410	705	705
Prospecting -program preparation	3,400	2,600	800
Exploration – telephone, paper, freight & Misc	510	200	310
Claims & maps, computer & assessment reports	2,525	600	1,925
Assessment filing, work notices & reporting	2,400	800	1,600
Orientation – survey & grids	8,900		8,900
Consultant – reports Geophysical-Geological	3,000		3,000
Exploration expenses - (Recovered)	(2,927)	(2,927)	Nil
Property Costs			
Survey Costs (25%)	**$12,500**	**$12,500**	**Nil**
Exploration - Direct Costs	**$16,140**	**$3,140**	**$ 13,000**
Claims, Maps, Reports	3,950	200	3,750
Compliance – reclamation	4,180	80	4,100
Statements of Work /completions & related items	3,490	640	2,850
Filing, archival, & research	4,520	2,220	2,300

(b) Administration expenses - Refer to Statement of Operations and Deficit (Schedule A)

	Nine months ended January 31, 2003	3 month period Nov 1 to Jan.31	Six months to October 31, 2002
Audit, Accounting & Legal	**$25,978**	**$14,749**	**$ 11,229**
Audit, Accounting & Bookkeeping fees	19,178	13,335	5,843
Legal fees	6,800	1,414	5,386
Management Costs (net of recoveries)	**$30,463**	**$4,222**	**$ 26,241**
Administration – conducting Company affairs	5,800	1,400	4,400
Secretarial wages – office related duties	27,802	5,590	22,212
Wages recovered	(5,977)	(3,057)	(2,920)
Wage expense – MERC	2,838	289	2,549
License, Insurance, Transfer Agent & Fees	**$13,373**	**$2,417**	**$ 10,956**
Listing & sustaining	2,967	211	2,756
Dissemination Fees	3,009	-	3,009
Transfer Agent & filing	5,435	2,178	3,257
Insurance & fees	1,962	28	1,934



SCHEDULE B

Kettle River Resources Ltd.
Form 51-901F Quarterly Reports
Third Quarter ended January 31, 2003

	Nine months ended January 31, 2003	3 month period Nov 1 to Jan.31	Six months to October 31, 2002
Logging & Timber sale expenses	**$22,429**	**$15,269**	**$ 7,160**
Surveys & Timber Cruise	8,925	8,325	600
Wages – Accounting, administration, Contractor	6,315	2,530	3,000
Supervision	5,200	1,800	3,400
Misc – equipment rental, travel	1,264	1,204	60
Office - Phone, Supplies etc.	725	625	100

(c) Other significant expenses for the nine month period ended January 31, 2003

Write down of Investments	**$27,888**	**Nil**	**$ 27,888**
Equity in Losses - Investments	**$15,437**	**$7,436**	**$8,001**
Mineral properties written off	**$ 1,637,208**	**Nil**	**$ 1,637,208**
Deferred Exploration			
Greenwood Area	954,096		954,096
DHK Diamonds – Lac de Gras	285,997		285,997
Skylark	9,162		9,162
Naket	105,089		105,089
Deferred Acquisition:			
Greenwood Area	124,617		124,617
Skylark	3,198		3,198
Naket	22,690		22,690
Investment - DHK Diamonds Inc	132,359		132,359

2. Related Party Transactions, Advances From Directors & Shareholders

Refer to Note 8 of financial Statements

Report date: March 27, 2003

SCHEDULE B

Kettle River Resources Ltd.
Form 51-901F Quarterly Reports
Third Quarter ended January 31, 2003

3. Summary of Securities issued and options granted during the period:

(a) Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission
July 26, 2002	Common	exercise of options	150,000	$0.15	$22,500	Cash	N/A

(b) Options Granted

Name of Optionee	No. of Optioned Shares	Exercise Price	Date of Grant	Expiry date
Nil				

4. Summary of securities at the end of the reporting period

	No. of Shares	Amount
Opening balance	5,203,611	$8,854,360
Less treasury shares at cost	(256,000)	(698,854)
April 30, 2002	**4,947,611**	**8,155,506**
Issued during the period	150,000	22,500
Ending balance	5,097,611	$8,178,006

(a) Authorized: 50,000,000 common shares without par value

(b) Summary of options, warrants and convertible securities outstanding:

Type of security	Number of Securities	Exercise Price	Potential Value	Expiry Date
Stock Options	105,000	$0.15	$15,750	March 11, 2003
	75,000	$0.15	11,250	January 10, 2006
	180,000		$27,000	
Warrants	350,000	$0.15	$52,500	Feb 4, 2004
Total:	530,000			

(c) Total number of shares in escrow or subject to a pooling agreement: Nil

5. Directors and/or officers as of the date of this report:

George O.M. Stewart, Director, President & CEO
Ellen Clements, Director
Gerald H. Rayner, Director

SCHEDULE C

Kettle River Resources Ltd.
Form 51-901F Quarterly Report
Nine months ended January 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITIONS AND THE RESULTS OF OPERATIONS

Description of Business

The Issuer was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd. The principal business of this Company is the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company is in the development stage and it has not generated continuous operating revenues because the properties it currently holds are exploration stage projects. To date the Company has relied primarily on private placements to finance exploration expenditures and working capital requirements.

The Company reviewed its mineral properties in accordance with the accounting guideline 11 of the CICA handbook and as a result of failing to recover exploration costs wrote down $1,504,849 from deferred Mineral Properties and $132,359 in Mineral Property Investment to reflect the losses in DHK Diamonds Inc. The current balance of $3,450 in Mineral Property Acquisition represents recent acquisition costs.

The Company holds varying interests in mineral resource properties in Nunavut, Saskatchewan and the Province of British Columbia. The Company along with two other non-related companies, owns an equal 1/3 equity interest in DHK Diamonds Inc. a private company incorporated in the Northwest Territories (NWT) that owns mineral claims and lease properties with proven diamond content in that jurisdiction.

The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

Mineral Properties – Acquisitions, Agreements - Property Profile & Review

NAKET Project, Nunavut –50%

Two of the 12 claims were allowed to lapse in October 2002 as having no further exploration potential leaving the project owning 10 claims covering 24,486 acres. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamonds production payable to Kennecott Canada Exploration Inc.

Each venturer of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $80,000 in order to equalize previous expenditures. Current expenditures of $1,588 relate to program discussions with the operator, current program contractor, and review of data. The current operator conducted a till and sampling program during the fall of 2002. Beach sand samples for diamond indicator minerals in the area of the circular anomaly and rock samples were collected for gold and base metal content on three claims. Sample results are expected soon.

Saskatchewan - 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential which is dependant on market demand continues to be reviewed. The property is 37 acres and under lease subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred.

Province of British Columbia

Greenwood Area - Work during the period for exploration expenditures of $45,418 as follows:

Phoenix Mine Area: During the period a trenching program, resulting from significant copper assays during prospecting, was completed with no encouraging results. Reclamation and regulatory requirements met for a total cost of $32,023.



SCHEDULE C

Kettle River Resources Ltd.
Form 51-901F Quarterly Report
Nine months ended January 31, 2003

Phoenix Tailings property: Completion and filing of a completed Study for Industrial Minerals report for assessment purposes. Reclamation program contractor arrangements made for the upcoming year and property visitations conducted at a cost of $4,017 during the period.
Haas Creek Talc: Road clearing and trenching using hand tools and non-explosive rock breaking product at a cost of $1,378.
Bluebell Camp-Summit Property: No physical or contracted work was conducted during the quarter. Costs for core, sample storage and mineral/property taxes totalled $3,221.
Rainbow and Tam O Shanter Properties: No physical or contracted work was conducted during the quarter. Costs of $2,312 related to this property was filing government assessment fees $1,000, office staff costs of $50 and core and sample storage expense of $720. Certain claims within this block have been dropped as having no further value.
Rads Property: No work conducted during the period.
Niagara Property: Costs expended of $2,467 consisted of filing assessment work report, filing fees, claim maps and claim controls, related office costs and reclamation.
Skylark Property (50%): Program considerations with accompanying budgets for 2003 work resulted in office related costs of $160.

Investments & Equity Interests and related property:

DHK Diamonds Inc. (DHK) (1/3 equity interest)

DHK/WI Claim Blocks

During the period, a release was signed on August 19, 2002 by DHK arm's length directors approving the transfer of three claims on the DHK Claim Block, including the DD42, DD17, DD39, & DD2002 kimberlites to New Nadina Explorations Limited, in which the Company owns a 14.86% equity interest. In return DHK Diamonds Inc. and Kennecott Canada Exploration Inc. (KCEI) will each receive a 1% gross overriding royalty (GOR).

WO Claim Block

On Dec 6, 2002, DHK, Aberex Minerals Ltd., SouthernEra Resources Ltd., Dentonia Resources Ltd., Archon Minerals Ltd. (ACS) signed a formal Letter of Intent with BHP Billiton Diamonds Inc. (BHP), and KCEI where once all options are earned DHK will have a 20% participating interest. The property is subject to gross overriding royalties of 1% to KCEI and 0.30% to Aberex Minerals Ltd. (formerly Aber Diamond Corporation).

Of the 22 targets presented by BHP in December 2001, ACS had, on the fourth target, intersected kimberlite in August of 2002. This hole (W09) was drilled close to the proximity of DO29North, a kimberlite previously tested by KCEI. Locations of the other three targets drilled have not been disclosed. The DHK property interest is reduced to 28.8% and is obligated under the BHP agreement to pay 55% for drilling and testing seven targets before December 31, 2003. BHP at anytime up to three years after receiving results confirming any target nominated for drilling as a kimberlite, may exercise its option to conduct a bulk sample to acquire up to a 54.475% participating interest in the entire WO Claim Block. A bulk sample undertaken by BHP will reduce the DHK participating interest to 20%.

The Dec. 6th agreement also includes outstanding participant indebtedness including that for the shareholders of DHK as follows: due KCEI for lease expenses $37,500, to ACS for WI-DHK 2001 drilling expenses $84,005 and $43,953 for the WO Claim Block 2002 drilling to date. Of the current $165,458 DHK indebtedness listed, the Company has paid $12,500 directly to KCEI for its 1/3 share of the DHK debt for survey costs on the WO Claim Block. These amounts have conditions and therefore have not been included in this quarter financial statements.

At a DHK shareholder meeting Dec. 6, 2002 the Company opposed the signing of the above agreement in its present form. The Company proposal, endorsed by BHP Billiton but vetoed by one DHK director, would have entitled DHK shareholders to participate directly representing their individual DHK proportionate share. The benefits of the proposal would be substantial and rid the Company from the current unproductive, obstructive and costly DHK environment.



SCHEDULE C

Kettle River Resources Ltd.
Form 51-901F Quarterly Report
Nine months ended January 31, 2003

As a result of evaluating the DHK Diamonds Inc., its properties and potential return on expenditures, deferred exploration of $285,997 and the investment of $132,359 were written off at October 31, 2002. Exploration costs during the period of $25,468 include $5,720 in wages relating to DHK management issues, program meeting expenses, etc, $955 for phone and office related expenses, $3,633 in legal expenses relating to DHK operations and $12,500 for survey costs. Deferred acquisition costs of $3,447 represent 25% of the staking costs paid to a DHK partner for claims vended into the recent BHP agreement.

Analyses and discussion of the Company's operations

Director wages and fees for service:

- Ellen Clements is paid or accrued a wage of $6,000 per month. Duties include accounting, shareholder relations, and carrying out all other duties relating to administration and exploration activities of the Company. Wages are expensed to the appropriate accounts.
- George Stewart invoices the Company for services rendered. His rate is $400 per day and charged directly to the accounts and properties as per invoice description.

For the nine months ended January 31, 2003, the Company incurred a net loss of $1,761,275 as compared to a net loss of $192,431 of the previous year. This increase in loss is attributed mainly to the assessment of and decision to write off deferred mineral property costs of $1,637,208, investments of $27,888 and expensing current period exploration costs of $77,712.

Administrative costs for the nines month ended January 31, 2003 totalled $112,665 (2002 $111,167). Management costs, salary & wage expenses of $30,463 decreased from $55,622 the previous year and is reflected by an increase in accounting and logging costs. Accounting cost increase of $11,085 during the quarter was a result of the British Columbia Securities Commission (BCSC) review between Nov. 13, 2002 and March 5, 2003 relating to correspondence, continuous disclosure requirements discussion, description of operations and completing and re-filing the amended financial statements for periods ended April 30, 2002, July 31, 2002 and October 31, 2002. Refer to Schedule B, Item 1(a), (b) and (c) for cost break down.

Discussion of Financial Condition - Liquidity and working Capital

For the nine months ended January 31, 2003 the Company had a working capital deficit of $36,695 as compared to a working capital of $13,714 at the year ended April 30, 2002. On July 26, 2002, 150,000 director share options were exercised providing $22,500 cash. During the period the Company received net proceeds of $109,372 from timber sales and received an advance of $100,000 to be satisfied pending settlement of log deliveries. The Company is able to meet current ongoing obligations. Alan McAlpine, C.A. tendered his resignation as CFO and is extremely missed by management. Refer to news release of February 28, 2003.

Outlook

The Company continues to explore for precious metals and diamonds throughout North America.

Subsequent Events

On March 15, 2003, the Company paid $27,050, being an equal one third, to the DHK six-month budget which includes the DHK contribution costs for the next program under the BHP Billiton et al agreement. This budget is to cover additional drilling of the WO9 kimberlite target which is expected to commence near the end of March by Archon Minerals Ltd. (Archon), the current operator, and is expected to delineate the kimberlite first intersected by Archon as announced on August 19, 2002.



File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

NEWS RELEASE

February 28, 2003

Kettle River reports resignation of Alan M. McAlpine, C.A.

Kettle River reports that Alan M. McAlpine, C.A. has resigned from his position as Secretary/Treasurer and Chief Financial Officer of the Company. The reasons for his stepping down were on the advice of his physician and "the learning curve that is now required to comply with the considerably more onerous reporting requirements of regulatory authorities."

We would like to thank Alan for his dedicated support and contribution to the Company.

On behalf of the board,

George O.M. Stewart

President, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.